maxis.

Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

19 August 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 July 2005 to 15 August 2005, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 July 2005 to 15 August 2005.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director
c.c. Mr. Chris Holland

Dipak Kaur
Secretary

Singap-1/51421/01

Annex B

maxis ure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

	NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
	Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1.	Listing Circular - Maxis Employee Share Option Scheme	18 July 2005 21 July 2005 27 July 2005 01 August 2005 08 August 2005 12 August 2005	BMSB Listing Requirements	A
2.	General Announcement	22 July 2005 15 July 2005	BMSB Listing Requirements	B
3.	Changes in Director's Interest Pursuant to Section 135 of the Companies Act, 1965	22 July 2005	BMSB Listing Requirements	C
4.	Changes in Substantial Shareholder Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	18 July 2005 25 July 2005 28 July 2005 02 August 2005 10 August 2005	BMSB Listing Requirements	D

APPENDIX A

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32168 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**18/07/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 1,676,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 20 July 2005.

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32222 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/07/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 1,579,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 26 July 2005.

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32315 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/07/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 1,766,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 29 July 2005.

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32385 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01/08/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 1,226,000 new ordinary shares of RM0.10 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 3 August 2005.

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32536 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/08/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be informed that the abovementioned Company's additional 2,372,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 10 August 2005.

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32611 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/08/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be informed that the abovementioned Company's additional 2,369,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 16 August 2005.

APPENDIX B

Exemption File No.
082-34780

General Announcement
Reference No **MC-050722-40296**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	22/07/2005

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period.**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 22 July 2005 pursuant to Paragraph 14.09(a) of the Listing Requirements from Y. Bhg. Dato' Jamaludin Ibrahim, a Director and Chief Executive Officer of the Company, do hereby notify Bursa Securities of his dealing in the securities of the Company as set out below:-

The disposal of 100,000 ordinary shares of RM0.10 each (representing 0.004% of the issued share capital of Maxis) at RM10.00 each on 19 July 2005 ("the Disposal").

Upon completion of the Disposal, the balance number of shares held by Y. Bhg. Dato' Jamaludin Ibrahim is 750,000 shares representing 0.03% of the total issued share capital of the Company.

This announcement is dated 22 July 2005.

APPENDIX C

Exemption File No. 082-34780

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-050722-54883**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	22/07/2005

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**19/07/2005**	**100,000**	**10.000**

Circumstances by reason of which change has occurred	:	**Disposal of shares**
Nature of interest	:	**Direct interest**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**750,000**
Direct (%)	:	**0.03**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**22/07/2005**
Remarks	:	

APPENDIX D

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-050716-36516**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	18/07/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
(in respect of 3,900,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/07/2005**	**346,300**	**9.900**
Acquired	**12/07/2005**	**1,500,000**	**10.035**
Acquired	**13/07/2005**	**1,231,400**	**9.992**
Acquired	**14/07/2005**	**822,300**	**10.087**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**3,900,000**
Indirect/deemed interest (%)	:	**0.16**
Total no of securities after change	:	**164,333,800**
Date of notice	:	**15/07/2005**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 16 July 2005.

With reference to the "Details of Changes" as stated above:-

1) The acquisitions as stated above are in relation to the shares registered under Hong Kong Bank Malaysia - 3,900,000 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,458,700 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail

Exemption File No.
082-34780

50250 Kuala Lumpur
Malaysia
(in respect of 84,548,000 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 1,988,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 609,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 45,978,700 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,594,800 ordinary shares of RM0.10 each in Maxis)

ndard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,155,800 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-050723-37792**

Exemption File No. 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	25/07/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
(in respect of 1,150,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**18/07/2005**	**742,900**	**10.000**
Acquired	**19/07/2005**	**407,100**	**10.000**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,150,000**
Indirect/deemed interest (%)	:	**0.046**
Total no of securities after change	:	**165,483,800**
Date of notice	:	**22/07/2005**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 22 July 2005.

With reference to the "Details of Changes" as stated above:-

1) The acquisitions as stated above are in relation to the shares registered under Hong Kong Bank Malaysia - 1,150,000 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,458,700 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia

Exemption File No.
082-34780

(in respect of 84,548,000 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 1,988,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 609,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 47,128,700 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,594,800 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,155,800 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-050728-34097**

Exemption File No. 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	28/07/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 south Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
**Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 1,142,700 ordinary shares of RM0.10 each in Maxis)**

**Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 760,000 ordinary shares of RM0.10 each in Maxis)**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**22/07/2005**	**150,000**	**10.000**
Disposed	**25/07/2005**	**992,700**	**10.102**
Acquired	**25/07/2005**	**760,000**	**10.100**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**165,101,100**
Date of notice	:	**27/07/2005**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 28 July 2005.

With reference to the "Details of Changes" as stated above:-

1. The disposal as stated in row 1 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 150,000 ordinary shares of RM0.10 each in Maxis;

2. The disposal as stated in row 2 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 992,700 ordinary shares of RM0.10 each in Maxis; and

3. The acquisition as stated in row 3 is in relation to the shares registered under Hong Kong Bank Malaysia - 760,000 ordinary shares of RM0.10 each in Maxis;

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Exemption File No.
082-34780

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,458,700 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 83,405,300 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 1,988,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 609,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 47,888,700 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,594,800 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,155,800 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-050802-52539**

Exemption File No. 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	02/08/2005

Particulars of substantial Securities Holder

Name	:	**Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens ("AF")**
Address	:	**2A, Jalan 4L, Ampang Jaya, 68000 Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**590103-12-6013**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Kenanga Nominees (Tempatan) Sdn Bhd
8th Floor, Kenanga International,
Jalan Sultan Ismail,
50250 Kuala Lumpur.
in respect of 19,000 ordinary shares of RM0.10 each

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/07/2005**	**19,000**	**4.360**

Circumstances by reason of which change has occurred :

Change in particulars of AF's direct equity interest in Maxis arising from the allotment of 19,000 ordinary shares of RM0.10 each in Maxis ("Maxis Shares") as set out above herein pursuant to the exercise of AF's option under the Maxis Employee Share Option Scheme.

There is no change to the number of shares over which the deemed interest is held.

AF is deemed to have an interest in 329,775,665 Maxis Shares in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.27% direct equity interest in the shares of Maxis.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, AF does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Exemption File No.
082-34780

Nature of interest	:	**Direct**
Direct (units)	:	**19,000**
Direct (%)	:	**0.0008**
Indirect/deemed interest (units)	:	**329,775,665**
Indirect/deemed interest (%)	:	**13.25**
Total no of securities after change	:	**329,794,665**
Date of notice	:	**02/08/2005**

Remarks

Notification was received by the Company on 2 August 2005.

There is no change to the number of shares over which the deemed interest is held following the above acquisition.

The Registered holders of the Maxis Shares over which AF has a deemed interest after taking into account of the changes as stated above are set out below :

Kenanga Nominees (Tempatan) Sdn. Bhd.
8th Floor, Kenanga International,
Jalan Sultan Ismail,
50250 Kuala Lumpur
In respect of 19,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
ala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-050810-35779**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 10/08/2005

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street**
55th Floor
Los Angeles
CA 90071
USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 209,200 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 520,700 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 93,300 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**04/08/2005**	**520,700**	**10.100**
Acquired	**08/08/2005**	**209,200**	**10.100**
Disposed	**08/08/2005**	**93,300**	**10.100**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : **164,696,300**
Date of notice : **09/08/2005**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 10 August 2005.

With reference to the "Details of Changes" as stated above:-

1. The disposal as stated in row 1 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 520,700 ordinary shares of RM0.10 each in Maxis;

Exemption File No.
082-34780

2. The acquisition as stated in row 2 is in relation to the shares registered under Chase Nominees Limited - 209,200 ordinary shares of RM0.10 each in Maxis; and

3. The disposal as stated in row 3 is in relation to the shares registered under Hong Kong Bank Malaysia - 93,300 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,667,900 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 82,884,600 ordinary shares of RM0.10 each in Maxis)

J Morgan Chase Bank
(in respect of 1,988,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 609,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 47,795,400 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,594,800 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,155,800 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **11** day of **July, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**870,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **409,000** shares	-	RM4.36	-
[c] Amount paid on **5,000** shares	-	RM4.80	-
[c] Amount paid on **298,000** shares	-	RM5.13	-
[c] Amount paid on **156,000** shares	-	RM7.99	-
[c] Amount paid on **2,000** shares	-	RM8.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **409,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **5,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **298,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **156,000** shares	-	RM7.89	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM8.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 18 day of **July, 2005**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,483,026,000** shares of RM0.10 each and the paid-up capital is **RM248,302,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**96,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**218,000**
	(c)	the number of shares allotted to non-citizens	**55,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**165,000**

Exemption File No.
082-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	336,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	870,000

Dated this 18 day of **July, 2005**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 13 day of **July, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**1,579,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **535,000** shares	-	RM4.36	-
[c] Amount paid on **3,000** shares	-	RM4.80	-
[c] Amount paid on **629,000** shares	-	RM5.13	-
[c] Amount paid on **2,000** shares	-	RM7.05	-
[c] Amount paid on **410,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **535,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **629,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
[e] Amount of premium paid or payable on **410,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 21 day of **July. 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,484,605,000** shares of RM0.10 each and the paid-up capital is **RM248,460,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**55,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**171,000**
	(c)	the number of shares allotted to non-citizens	**75,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**106,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	1,172,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	1,579,000

Dated this 21 day of **July, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Exemption File No.
032-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 18 day of **July, 2005**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**1,766,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **676,000** shares	-	RM4.36	-
[c]	Amount paid on **653,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM6.47	-
[c]	Amount paid on **13,000** shares	-	RM7.05	-
[c]	Amount paid on **415,000** shares	-	RM7.99	-
[c]	Amount paid on **7,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **676,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **653,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **13,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **415,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 26 day of **July. 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,486,371,000** shares of RM0.10 each and the paid-up capital is **RM248,637,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**125,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**254,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**204,000**

Exemption File No.
082-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	1,183,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	1,7666,000

Dated this 26 day of **July, 2005**

DATO' JAMALUDIN IBRAHIM

Director

DIPAK KAUR D/O SANGAT SINGH

Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 22 day of **July, 2005**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**1,226,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **544,000** shares	-	RM4.36	-
[c]	Amount paid on **395,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM6.47	-
[c]	Amount paid on **3,000** shares	-	RM7.05	-
[c]	Amount paid on **275,000** shares	-	RM7.99	-
[c]	Amount paid on **6,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **544,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **395,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **275,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No. 082-34780

:ompany No.

58400	V

. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 29 day of July . **2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,487,597,000** shares of RM0.10 each and the paid-up capital is **RM248,759,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**80,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**216,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**263,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	667,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	1,226,000

Dated this 29 day of July , **2005**

....

DATO' JAMALUDIN IBRAHIM

Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 25 day of **July, 2005**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**1,320,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **577,000** shares	-	RM4.36	-
[c]	Amount paid on **474,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM7.05	-
[c]	Amount paid on **255,000** shares	-	RM7.99	-
[c]	Amount paid on **12,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **577,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **474,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **255,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **12,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 05 day of August . 2005

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.	
158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,488,917,000** shares of RM0.10 each and the paid-up capital is **RM248,891,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**123,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**388,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**243,000**

Exemption File No.
082-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	566,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	1,320,000

Dated this 05 day of August , 2005

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 27 day of **July, 2005**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**1,052,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **497,000** shares	-	RM4.36	-
[c]	Amount paid on **4,000** shares	-	RM4.80	-
[c]	Amount paid on **391,000** shares	-	RM5.13	-
[c]	Amount paid on **16,000** shares	-	RM7.05	-
[c]	Amount paid on **137,000** shares	-	RM7.99	-
[c]	Amount paid on **7,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **497,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **391,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **16,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **137,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 05 day of **August. 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,489,969,000** shares of RM0.10 each and the paid-up capital is **RM248,996,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **75,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **241,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **458,000**

Exemption File No.
082-34780

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 278,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 1,052,000

Dated this 05 day of **August, 2005**

....

DATO' JAMALUDIN IBRAHIM

Director

....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
032-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 01 day of August **2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**1,026,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **375,000** shares	-	RM4.36	-
[c] Amount paid on **406,000** shares	-	RM5.13	-
[c] Amount paid on **1,000** shares	-	RM7.05	-
[c] Amount paid on **244,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **375,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **406,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **1,000** shares	-	RM6.95	-
[e] Amount of premium paid or payable on **244,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 11 day of August 2005

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,490,995,000** shares of RM0.10 each and the paid-up capital is **RM249,099,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **48,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **218,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **55,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	705,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	1,026,000

Dated this 11 day of August **2005**

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No. 082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 05 day of August **2005**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**789,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **321,000** shares	-	RM4.36	-
[c]	Amount paid on **297,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM6.47	-
[c]	Amount paid on **2,000** shares	-	RM7.05	-
[c]	Amount paid on **158,000** shares	-	RM7.99	-
[c]	Amount paid on **8,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **321,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **297,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **158,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 12 day of August **2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,491,784,000** shares of RM0.10 each and the paid-up capital is **RM249,178,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**82,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**178,000**
	(c)	the number of shares allotted to non-citizens	**20,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**111,000**

Exemption File No.
082-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	398,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	789,000

Dated this 12 day of **August, 2005**

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

082-34780

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 08 day of **August 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**554,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **203,000** shares	-	RM4.36	-
[c] Amount paid on **247,000** shares	-	RM5.13	-
[c] Amount paid on **102,000** shares	-	RM7.99	-
[c] Amount paid on **2,000** shares	-	RM8.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **203,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **247,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **102,000** shares	-	RM7.89	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM8.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 12 day of **August, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,492,338,000** shares of RM0.10 each and the paid-up capital is **RM249,233,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**101,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**159,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**102,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	192,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	554,000

Dated this 12 day of **August 2005**

....

DATO' JAMALUDIN IBRAHIM

Director

....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD

Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur

Tel : 03-2330 7000